SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

ACME ELECTRIC CORPORATION
____________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $1.00 per share
____________________________________________________
(Title of Class of Securities)

004644100
____________________________________________________
(CUSIP NUMBER)

Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
____________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

November 7, 2000
____________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 004644100	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paragon Associates and Paragon Associates II Joint Venture - 75-1956332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 254,500
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 254,500
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01%
14	TYPE OF REPORTING PERSON* OO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
Item 1.	Security and Issuer
Securities acquired: Shares of Common Stock, par value $1.00 per share ("Common Stock")
Issuer: Acme Electric Corporation 400 Quaker Road East Aurora, New York 14052

Item 2.	Identity and Background

              This Schedule 13D is filed by a joint venture formed by (i) Paragon Associates, a Texas limited partnership ("Paragon") and (ii) Paragon Associates II, a Texas limited partnership ("Paragon II"). Bradbury Dyer III is the sole general partner of Paragon and Paragon II and is the authorized agent to the joint venture, which is hereinafter referred to as "Paragon JV."

              The business address of Paragon, Paragon II, Paragon JV and Mr. Dyer is 500 Crescent Court, Suite 260, Dallas, Texas 75201. The principal business of Paragon JV is the joint management of the assets and activities of Paragon and Paragon II. The principal business of Paragon and Paragon II is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The present principal occupations or employments of Mr. Dyer are management of his personal investments, general partner of Paragon and Paragon II, and agent for Paragon JV. Mr. Dyer is a citizen of the United States.

              Neither Paragon, Paragon II, Paragon JV nor Mr. Dyer has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

              As of November 7, 2000, Paragon JV had invested $1,486,850 in shares of common stock of Acme Electric Corporation (the "Issuer") as described below in Item 5. The source of these funds was the working capital of Paragon JV.

Item 4.	Purpose of the Transaction

              Paragon JV acquired shares of Common Stock for portfolio investment purposes and, except as described below, does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Paragon JV reserves the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Paragon JV's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Paragon JV may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value.

              Paragon JV has examined the definitive proxy statement of the Issuer filed October 12, 2000, concerning the proposed merger of the Issuer with a subsidiary of Key Components, L.L.C., a Delaware limited liability company. Based upon Paragon JV's review of these materials, subsequent developments, and other research, Paragon JV intends to vote its shares of Common Stock entitled to vote at the special meeting against the proposed merger. Paragon JV believes that the proposed transaction does not represent adequate consideration for the Issuer's Common Stock.

Other than as described above, Paragon JV does not have present plans or proposals which would result in any of the following:
1)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
2)	any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
3)	any change in the present board of directors or management of the Issuer;
4)	any material change in the present capitalization or dividend policy of the Issuer;
5)	any other material change in the Issuer's business or corporate structure;
6)	any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
7)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8)	causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
9)	any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

              (a)     As of November 7, 2000, Paragon JV beneficially owns 254,500 shares of Common Stock of the Issuer, which represents 5.01% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 254,500 shares of Common Stock owned by Paragon JV, by (ii) 5,077,587 shares of Common Stock outstanding as of October 6, 2000, based upon the Issuer's Definitive Proxy Statement on Form DEFM 14A filed with the Securities and Exchange Commission on October 12, 2000. The 254,500 shares described above are beneficially owned by Paragon JV (in carrying out the purposes of Paragon and Paragon II). Under the terms of the joint venture agreement of Paragon JV, a copy of which is herewith filed as Annex A and incorporated herein by reference, Paragon and Paragon II have beneficial ownership of such shares in proportion to their respective accounts in the joint venture. Mr. Dyer does not have direct beneficial ownership of such shares; however, Mr. Dyer, as sole general partner of Paragon and Paragon II, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

              (b)     Paragon JV has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 254,500 shares of Common Stock of the Issuer; however, Paragon and Paragon II, as co-venturers in Paragon JV, each hold an undivided interest in such shares based on their respective accounts in Paragon JV, and may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Paragon JV to vote or to direct the vote of and to dispose or to direct the disposition of such shares. Mr. Dyer, as sole general partner of Paragon and Paragon II and as managing agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Paragon JV to vote or to direct the vote of and to dispose or to direct the disposition of such shares.

              The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Dyer is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 254,500 shares of Common Stock owned by Paragon JV. Pursuant to Rule 13d-4, Mr. Dyer disclaims all such beneficial ownership.

(c) The transactions in the Issuer's securities by Paragon JV during the last sixty days are listed as Annex B attached hereto and made a part hereof.
(d) Not Applicable.
(e) Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7.	Material to be Filed as Exhibits
Not Applicable.

ANNEX A

JOINT OPERATION AND

ACCOUNTING PROCEDURES AGREEMENT

              AGREEMENT dated as of January 1, 1984 by and among Bradbury Dyer III (hereinafter called "Dyer"), an individual residing in Dallas, Texas, Paragon Associates (hereinafter called "Old Paragon"), a Texas limited partnership of which Dyer is the general partner, and Paragon Associates II (hereinafter called "Paragon II"), a Texas limited partnership of which Dyer is the general partner. The address of Dyer, Old Paragon and Paragon II is Suite 2340, One Dallas Centre, 350 North St. Paul, Dallas, Texas 75201.

Note: The Introductory Statement to this Agreement has been deleted because it does not govern the terms of the joint operation of the parties hereto and does contain certain information which the reporting persons desire to hold in confidence.

AGREEMENT

              1.     Old Paragon and Paragon II hereby form a joint venture for the purpose of jointly carrying out the purposes set forth in the Limited Partnership Agreements of Old Paragon and Paragon II and accounting for their commingled assets and liabilities exclusive of the contingent liabilities of the Metropolitan Claims which shall be retained by, and remain solely the obligation of, Old Paragon. Each party hereto may withdraw from the joint venture its share of the assets subject to its share of the liabilities at any time.

              2.     Old Paragon confirms to Paragon II that Old Paragon intends solely to retain and does retain any and all liability which it might have with respect to the Metropolitan Claims and Old Paragon hereby indemnifies the joint venture and Paragon II and each person or entity who is at any time a limited partner of Paragon II against any loss or liability with respect to, or resulting from, the Metropolitan Claims and any and all costs and expenses, including attorney's fees, which any of them may incur in connection with the defense thereof or the enforcement of this provision. Dyer will not permit capital withdrawals from Old Paragon which would impair its ability to satisfy any liability which it might have with respect to the Metropolitan Claims or with respect to obligations under this paragraph 2.

              3.     Dyer, as agent for the joint venture, hereby is authorized to open any and all bank, brokerage or other accounts necessary or useful for the joint operation of Old Paragon and Paragon II. Any bank, broker or other person may conclusively rely on this agreement as evidence of Dyer's authority to so act.

              4.     Old Paragon shall have a _______% interest in the joint venture and Paragon II shall have a ________% interest in the joint venture. Such interests are based upon Old Paragon's net worth (net of withdrawals) at December 31, 1983 of $_______________ and Paragon II's net worth as of January 1, 1984 of $______________. These sharing ratios will be adjusted to reflect any contributions or withdrawals by either Old Paragon or Paragon II. Each of Old Paragon and Paragon II hereby assumes through the joint venture a pro rata interest in each contributed asset and liability of the other, it is being understood and agreed that no liability with respect to the Metropolitan Claims is being assumed through the joint venture or otherwise. Further, Old Paragon and Paragon II each agree that any gain or loss realized for federal income tax purposes which is attributable to unrealized gain or loss existing on January 1, 1984 shall be included in the gain or loss of the contributing party.

5. Old Paragon and Paragon II agree that each will separately account for its interest in the joint venture and each will separately prepare and file all appropriate tax returns.

              6.     Dyer, as agent for the joint venture, will make any and all tax filings and elections for the joint venture as appropriate to reflect the separate and distinct nature of the interests of Old Paragon and Paragon II in the joint venture.

              7.     The authority of Dyer, as agent for the accounts of the joint venture, shall be the same as his authority with respect to the separate assets and liabilities of Old Paragon and Paragon II under the Limited Partnership Agreement for Paragon Associates (as amended) and the Limited Partnership Agreement for Paragon Associates II.

8. This Agreement shall be effective as of January 1, 1984. Any activity in any account of Old Paragon or Paragon II since that date will be deemed to be for the account of the joint venture.

              9.     Paragraph 2 of this Agreement may not be amended or terminated without the prior written consent of each person or entity which becomes a limited partner of Paragon II any time on or after January 1, 1984.

              10.     Nothing in this Agreement shall prevent Bradbury Dyer III from causing the termination of the joint venture when there is no longer pending or threatened against Bradbury Dyer III or Paragon Associates any Metropolitan Claim.

          EXECUTED at Dallas, Texas as of the day and year first above written.

PARAGON ASSOCIATES
By:	/S/ BRADBURY DYER III Bradbury Dyer III General Partner
PARAGON ASSOCIATES II
By:	/S/ BRADBURY DYER III Bradbury Dyer III General Partner
/S/ BRADBURY DYER III BRADBURY DYER III

ANNEX B

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)

11/07/00	Buy	1500	8.9886

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2000

Paragon Associates and Paragon Associates II Joint Venture
By:	/S/ BRADBURY DYER III Bradbury Dyer III, Authorized Agent